MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-04 **JUNE 1, 2010**

Symbol: TSX Venture

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Virgin Arm Gold Project Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on the Virgin Arm gold project, Newfoundland.

Trenching on three distinct zones of gold mineralization, the Hank, Homer and Barney showings, is now complete. A strike length of over 400 meters of mineralized felsic dyke(s) were exposed in the Hank and Homer areas. At the Barney area, located 3.7 kilometers to the south east, approximately 140 meters of strike length of mineralized felsic dykes was exposed. Importantly, the dykes remain open along strike in both directions.

Detailed structural and geological mapping was completed with over 240 continuous saw cut channel samples collected. Samples have been shipped to Eastern Analytical Ltd. assay laboratory in Newfoundland for analysis. Results will be released once they have been received and interpreted.

During the program, fine grained to millimetre scale visible gold was observed in outcrop in the Hank and Homer trenched areas. Panning of excavated trench bedrock produced heavy mineral concentrates containing abundant fine gold.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. Until the current exploration program, the property has seen limited exploration with historical work focused on sampling the known mineralized outcrops.

The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol., President and Director


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The TSX Venture Exchange has neither approved nor disapproved o

All statements, other than statements of historical fact, in this news release are forward-look ncertainties, including, without limitation, statements regarding the potential extent of mineralization an objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.